ULTIMAX DIGITAL, INC.

420 Lexington Avenue

Suite 2320

New York, NY 10170

                                                                                                                                February 14, 2022

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Ultimax Digital, Inc.
Form S-1 Filed on February 14, 2022

To Whom It May Concern:

In connection with the Ultimax Digital, Inc. (the “Company”) nonpublic filing of the Company’s draft initial Securities Act registration statement, the Company confirms that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Sincerely,
/s/ Paul Goodman
Paul Goodman